Exhibit 99.1

Management’s Discussion and Analysis

Management’s Discussion and Analysis for the three month period ended March 31, 2012 of Precision Drilling Corporation (“Precision” or the “Corporation”) prepared as at April 25, 2012 focuses on the unaudited Interim Consolidated Financial Statements and related notes and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all inclusive as it does not include all changes regarding general economic, political, governmental and environmental events. This discussion should be read in conjunction with the Corporation’s 2011 Annual Report, Annual Information Form, the unaudited March 31, 2012 Interim Consolidated Financial Statements and related notes and the cautionary statement regarding forward-looking information and statements on page 10 of this report.

Select financial and operating information

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2012	2011	% Change
Revenue	$640,066	$525,350	21.8
EBITDA (1)	245,574	186,411	31.7
Net earnings	111,081	65,560	69.4
Cash provided by operations	162,440	117,322	38.5
Funds provided by operations (1)	247,739	192,337	28.8
Investing activities:
Capital spending:
Expansion capital expenditures	136,472	35,573	284.5
Upgrade capital expenditures	54,259	20,778	161.1
Maintenance and infrastructure capital expenditures	30,952	8,449	262.9
Proceeds from disposals	(5,079)	(735)	591.0
Net capital spending	216,604	64,065	238.1
Business acquisitions (net of cash acquired)	–	33,143	100.0

Net earnings – per share:
Basic	0.40	0.24	66.7
Diluted	0.39	0.23	69.6

Contract drilling rig fleet	344	359	(4.2)
Drilling rig utilization days:
Canada	12,369	12,542	(1.4)
United States	9,451	9,021	4.8
International	185	180	2.8
Service rig fleet	210	220	(4.5)
Service rig operating hours	94,042	96,148	(2.2)
(1) See “Additional GAAP Measures”.

Precision Drilling Corporation        1

Financial Position and Ratios

	March 31,	December 31,
(Stated in thousands of Canadian dollars, except ratios)	2012	2011
Working capital	$587,233	$610,429
Long-term debt (1)	$1,221,402	$1,239,616
Total long-term financial liabilities	$1,243,110	$1,267,040
Total assets	$4,488,470	$4,427,874
Long-term debt to long-term debt plus equity ratio (1)	0.35	0.37
(1) Net of unamortized debt issue costs.

Revenue for the first quarter of 2012 totalled $640 million, $115 million higher than the $525 million achieved in the same period of 2011. Precision reported net earnings of $111 million or $0.39 per diluted share for the three months ended March 31, 2012 compared to net earnings of $66 million or $0.23 per diluted share for the first quarter of 2011.

Earnings before income taxes, other items and depreciation and amortization (“EBITDA”) were $246 million for the first quarter of 2012 compared to $186 million for the first quarter of 2011 (see “Additional GAAP Measures” in this report). Higher dayrates in both the Canadian and the United States markets and increased drilling activity in the United States in the first quarter of 2012 over the same period of 2011, led to the 22% increase in revenue and 32% increase in EBITDA. Revenue in Precision’s Contract Drilling Services segment increased by 25% while revenue increased 7% in the Completion and Production Services segment in the first quarter of 2012 compared to the prior year quarter.

Precision’s average active drilling rig count in Canada for the first quarter of 2012 was 136 rigs, three fewer than the comparable quarter of 2011. The decrease was the result of unseasonably warm weather creating a delay in rig start-up for the winter drilling season and the annual spring break-up which arrived earlier than last year. In the United States, Precision averaged 104 rigs working for the quarter compared with 100 in the prior year comparable quarter. Internationally, Precision averaged two rigs working which was the same as the prior year. The total average drilling rigs working in the first quarter of 2012 was 242, which compares with an average of 225 rigs working in the fourth quarter of 2011 and 242 in the first quarter a year ago.

EBITDA margin (EBITDA as a percentage of revenue) was 38% for the first quarter of 2012 compared to 35% for the same period in 2011. The increase in EBITDA margin for the quarter over the prior year was primarily attributable to higher average dayrates in both Canada and the United States and new build and upgraded rigs achieving higher than average margins. Precision’s term contract position with customers, a highly variable operating cost structure and economies achieved through vertical integration of the supply chain continue to support EBITDA margins.

2        Management’s Discussion and Analysis

Revenue for the fourth quarter of 2011 was $587 million and EBITDA totalled $230 million. First quarter 2012 revenue and EBITDA were higher than the fourth quarter of 2011 due to higher utilization in Canada and higher revenue rates in the Canadian and United States drilling operations and Canadian well servicing operations. Average drilling rig revenue per day increased by $1,120 in Precision’s Canadian operations and by US$215 in the United States operations in the first quarter of 2012 over the fourth quarter of 2011.

In the Contract Drilling Services segment, Precision currently owns 345 contract drilling rigs, including 193 in Canada, 144 in the United States and eight rigs in international locations. Precision’s Completion and Production Services segment includes 191 service rigs, 19 snubbing units, two coil tubing units, 102 wastewater treatment units, 63 drilling and base camps and a broad mix of rental equipment.

Precision’s 2012 priorities are threefold:

1.	Execute High Performance, High Value strategy. Continue to deliver safe, repeatable, predictable and reliable performance with high environmental responsibility and community standards.

2.
Continue to pursue growth opportunities. Execute on existing organic growth opportunities including contracting additional new build and upgraded drilling rigs, adding assets and people to the directional drilling and Completion and Production Services segment and pursuing additional rig deployments internationally. Continue to evaluate accretive acquisitions.

3.	Build our brand. Continue to promote Precision’s High Performance, High Value brand with customers, employees, investors and the communities in which we operate.

Oil prices were higher and natural gas prices were lower during the first quarter of 2012 compared with the year ago period. For the first quarter of 2012, West Texas Intermediate crude oil averaged US$102.84 per barrel, 9% higher when compared to US$94.11 per barrel in the same period in 2011. AECO natural gas spot prices averaged $2.15 per MMBtu, 43% lower than the first quarter 2011 average of $3.76 per MMBtu. In the United States, Henry Hub natural gas spot prices averaged US$2.45 per MMBtu in the first quarter of 2012, a decrease of 41% over the first quarter 2011 average of US$4.17 per MMBtu.

Summary for the three months ended March 31, 2012:

■
Operating earnings (see “Additional GAAP Measures” in this report) were $171 million and 27% of revenue, compared to $123 million and 23% of revenue in 2011. Operating earnings were positively impacted by the increase in rates in all of Precision’s service offerings in North America and activity increases in the U.S. market over the same period in 2011.

■	General and administrative expenses were $38 million, an increase of $3 million from the first quarter of 2011, as a result of growth in international and directional drilling activity.

■
Funds provided by operations (see “Additional GAAP Measures” in this report) in the first quarter of 2012 were $248 million, an increase of $56 million from the prior year comparative quarter of $192 million.

■
Financial charges were $22 million, a decrease of $21 million from the first quarter of 2011 due to the first quarter 2011 charge of $27 million for the make-whole premium from refinancing the previously outstanding $175 million 10% senior notes.

■
Capital expenditures for the purchase of property, plant and equipment were $222 million in the first quarter, an increase of $157 million over the same period in 2011. Capital spending for the first quarter of 2012 included $137 million for expansion capital, $54 million for upgrade capital and $31 million for the maintenance of existing assets and infrastructure.

Precision Drilling Corporation        3

■
Average revenue per utilization day for contract drilling rigs increased in the first quarter of 2012 to US$23,225 from the prior year first quarter of US$20,864 in the United States and increased in Canada to $21,091 in the first quarter of 2012 from $17,820 for the first quarter of 2011. Within Precision’s Completion and Production Services segment, average hourly rates for service rigs were $819 in the first quarter of 2012 compared to $720 in the first quarter of 2011.

■
Average operating costs per utilization day for drilling rigs increased in the first quarter of 2012 to US$13,860 from the prior year first quarter of US$13,537 in the United States and increased in Canada to $9,691 in 2012 from the prior year first quarter of $8,740. The cost increase in Canada was primarily due to a labour rate increase that became effective in the fourth quarter of 2011. In the United States, the increase was also due to a labour rate increase effective December 2011, partially offset by cost discipline. Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs increased to $549 in the first quarter of 2012 as compared to $499 in the first quarter of 2011 primarily due to a labour cost increase which was recovered by a corresponding increase in the revenue rate.

■
Precision realized revenue from directional services of $37 million in the first quarter of 2012 compared with $3 million in the prior year period. The increase is primarily due to 2011 business acquisitions.

Outlook

Precision has a strong portfolio of long-term customer contracts that provides a base level of activity and revenue. Precision has an average of 136 rigs committed under term contracts for the second quarter of 2012, an average of 106 rigs contracted for the third quarter of 2012 and 97 for the fourth quarter of 2012. In Canada, term contracted rigs normally generate 250 utilization days per rig year due to the seasonal nature of well access, whereas in the United States and international they usually generate 365 utilization days per rig year in most regions.

For 2012, based on current drilling rig contracts, Precision currently has an average of 54 rigs in Canada under term contract, 63 in the United States and five internationally. For 2013, Precision currently has term contracts in place for an average of 79 rigs, with 44 in Canada and 29 in the United States and six internationally.

Capital expenditures are expected to be approximately $975 million for 2012, of which $222 million was expended during the first quarter. The 2012 total includes $584 million for expansion capital and includes the cost to complete 28 of the 42 drilling rigs from the 2011 new build rig program and the five additional contracted new build rigs for 2012. The total capital expenditures also include the cost to upgrade approximately 14 rigs in 2012 and to purchase long lead time items for the Corporation’s capital inventory at an anticipated cost of $173 million. These long lead time items include top drives, masts and engines, that can be used for North American or international new build rig opportunities and rig tier upgrades. In addition, $218 million is expected to be spent on sustaining and infrastructure expenditures and is based upon currently anticipated activity levels for 2012. Precision expects that the $975 million will be split $816 million for the Contract Drilling segment and $159 million for the Completion and Production Services segment. An additional $171 million of capital expenditures is expected to carry forward to 2013.

Customers continue to show interest in new build Tier 1 Super Series rigs for Canada and the United States. Precision believes that customer demand, driven by strong oil and liquids fundamentals in North America, will result in additional new build rig opportunities throughout 2012.

To date in 2012, there have been continued high drilling activity levels in Canada and the United States. The higher oil prices are providing some of Precision’s customers with cash flow to support or increase drilling programs. According to industry sources, as at April 20, 2012, the United States active land drilling rig count was up about 9% from the same period in the prior year while the Canadian drilling rig count had increased about 2%. With the year-over-year improvements in rig utilization, there have been improvements in dayrates charged to customers in Canada and in the United States.

4        Management’s Discussion and Analysis

Natural gas production in the United States has remained strong despite reduced drilling activity. United States natural gas storage levels as at April 13, 2012 are 58% above the five-year average and 53% above storage levels of a year ago. This also strongly influences Canadian activity since Canada exports a significant portion of its natural gas production to the United States. The increase in oil and liquids rich natural gas drilling in areas like the Permian Basin, Bakken and Eagle Ford has been strong and the United States oil rig count as at April 20, 2012 is 46% higher than it was a year ago. On average, Precision has more equipment working in oil related plays than at any time in the last 20 years with approximately 75% of Precision’s active rig count drilling for oil targets.

With high storage levels, consistent production and the view that North America has an oversupply of natural gas, gas prices have remained at very low levels. To date, customer changes in natural gas drilling plans are reflected in a decline in the rig count targeting dry gas plays. If low natural gas prices continue, Precision and the North American drilling industry could see a further reduction in demand for natural gas drilling. With the current demand for oil and liquids rich natural gas drilling in the current pricing environment, Precision believes further reductions in natural gas directed drilling will continue to be largely offset by increases in oil and liquids rich natural gas drilling.

Segmented Financial Results

Precision’s operations are reported in two segments; the Contract Drilling Services segment includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and the Completion and Production Services segment includes the service rig, snubbing, coiled tubing services, rental, camp and catering and wastewater treatment divisions.

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2012	2011	% Change
Revenue:
Contract Drilling Services	$531,066	$426,027	24.7
Completion and Production Services	111,085	104,229	6.6
Inter-segment eliminations	(2,085)	(4,906)	(57.5)
	$640,066	$525,350	21.8
EBITDA: (1)
Contract Drilling Services	$227,556	$172,550	31.9
Completion and Production Services	39,204	34,451	13.8
Corporate and other	(21,186)	(20,590)	2.9
	$245,574	$186,411	31.7
(1) See “Additional GAAP Measures”.

Segment Review of Contract Drilling Services

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except where indicated)	2012		2011		% Change
Revenue		$531,066		$426,027	24.7
Expenses:
Operating		291,134		243,699	19.5
General and administrative		12,376		9,778	26.6
EBITDA (1)		227,556		172,550	31.9
Depreciation		67,335		54,527	23.5
Operating earnings (1)		$160,221		$118,023	35.8
Operating earnings as a percent of revenue		30.2%		27.7%
Drilling rig revenue per utilization day in Canada		$21,091		$17,820	18.4
Drilling rig revenue per utilization day in the United States (2)	US$	23,225	US$	20,864	11.3
(1)	See “Additional GAAP Measures”.
(2)	Includes revenue from idle but contracted rig days and lump sum payments.

Precision Drilling Corporation        5

		Three months ended March 31,
Canadian onshore drilling statistics: (1)	2012		2011
	Precision	Industry (2)	Precision	Industry (2)
Number of drilling rigs (end of period)	192	811	202	793
Drilling rig operating days (spud to release)	11,042	48,121	11,127	47,462
Drilling rig operating day utilization	64%	65%	61%	7%
Number of wells drilled	872	3,019	1,091	3,607
Average days per well	12.7	15.9	10.2	13.2
Number of metres drilled (000s)	1,619	6,411	1,720	6,511
Average metres per well	1,856	2,124	1,577	1,805
Average metres per day	147	133	155	137
(1)	Canadian operations only.
(2)	Canadian Association of Oilwell Drilling Contractors (“CAODC”) and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics: (1)	2012		2011
	Precision	Industry (2)	Precision	Industry (2)
Average number of active land rigs for the quarter ended March 31	104	1,947	100	1,695
(1)	United States lower 48 operations only.
(2)	Baker Hughes rig counts.

Contract Drilling Services segment revenue for the first quarter of 2012 increased by 25% to $531 million and EBITDA increased by 32% to $228 million compared to the same period in 2011. The increase in revenue and EBITDA was due to the higher average rates per day for both Canada and the United States and higher drilling rig activity in the United States.

Activity in North America was impacted by increased customer demand for oil related drilling activity as a result of higher global oil prices. In the first quarter, drilling rig revenue per utilization day in Canada was up 18% over the prior year as a result of increased rates for rigs working on well-to-well contracts. During the quarter, 36% of Precision’s utilization days in Canada were generated from rigs under term contract compared with 24% in 2011 while in the United States 82% of utilization days were generated from rigs under term contract as compared to 70% in the prior year period. As at the end of the quarter, Precision had 85 drilling rigs working under term contracts in the United States and 57 in Canada.

Drilling rig utilization days in Canada (drilling days plus move days) during the first quarter of 2012 were 12,369, a decrease of 1% compared to 12,542 in 2011. Relative to the prior year, activity in Canada was negatively impacted by a slow start in January and an earlier spring break-up period. Drilling rig utilization days for Precision in the United States were 9,451, an increase of 5% compared to 9,021 in 2011. The increase was due to higher customer demand with additional activity coming from oil and liquids rich natural gas related plays. On average Precision had two rigs working in Mexico during the first quarter of 2012, the same as the corresponding quarter of 2011. During the quarter the first drilling rig working in Saudi Arabia spudded and realized 23 utilization days.

Contract Drilling Services operating costs were 55% of revenue for the quarter which is two percentage points lower than the prior year period. On a per day basis, operating costs for the drilling rig division in Canada were above the prior year because of an increase in crew wage expense effective October 2011. Operating costs for the quarter in the United States on a per day basis were up from the comparable period in 2011 due to a crew wage increase effective October 2011 partially offset by continued cost control focus in 2012.

Quarterly depreciation in the Contract Drilling Services segment increased 23% from the prior year. As discussed in Management’s Discussion and Analysis for the year ended December 31, 2011, Precision changed its depreciation policy on certain Tier 3 rigs from unit of production to straight-line over four years resulting in an estimated $5 million in additional depreciation in the quarter. With the exception of the certain Tier 3 rigs, both the United States and Canadian contract drilling operations use the unit of production method of calculating depreciation.

6        Management’s Discussion and Analysis

Segment Review of Completion and Production Services

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except where indicated)	2012	2011	% Change
Revenue	$111,085	$104,229	6.6
Expenses:
Operating	67,537	65,532	3.1
General and administrative	4,344	4,246	2.3
EBITDA (1)	39,204	34,451	13.8
Depreciation	8,034	7,071	13.6
Operating earnings (1)	$31,170	$27,380	13.8
Operating earnings as a percent of revenue	28.1%	26.3%
Well servicing statistics:
Number of service rigs (end of period)	210	220	(4.5)
Service rig operating hours	94,042	96,148	(2.2)
Service rig operating hour utilization	49.8%	48.6%
Service rig revenue per operating hour	$819	$720	13.8

(1) See “Additional GAAP Measures”.

Completion and Production Services segment revenue for the first quarter increased by 7% from the first quarter of 2011 to $111 million and EBITDA increased by 14% to $39 million. The increase in revenue and EBITDA is attributed to the increase in rates.

Well servicing and snubbing activity decreased 2% from the prior year period, with the fleet generating 94,042 operating hours in the first quarter of 2012 compared with 96,148 hours in the prior year quarter for utilization of 50% and 49%, respectively. The decrease was a result of an early break-up of activity in March due to warm weather, which was partially offset with high demand for rigs for production work on existing wells, particularly with oil wells, and expansion into the United States. Approximately 97% of the first quarter service rig activity was oil related. New well completions were 51% lower than the prior year quarter and accounted for 12% of service rig operating hours in the first quarter compared to 23% in the same quarter in 2011. Precision’s rentals division benefitted from the addition of new equipment to the fleet and the initial stages of expansion of product line offerings.

Average service rig revenue increased $99 per operating hour to $819 from the prior year period due to higher rates driven by increased demand for the services and the pass through of field wage increases implemented during 2011.

Operating costs as a percentage of revenue decreased to 61% in the first quarter of 2012 from 63% in the same period of 2011 as higher revenue from service rig and equipment rental rates was partially offset by higher crew wages in the service rig division. Operating costs per service rig operating hour increased over the comparable period in 2011 due primarily to higher wages and higher fuel prices.

Depreciation in the Completion and Production Services segment in the first quarter of 2012 was 14% higher than the prior year due to the addition of new equipment to the fleet and the disposal of equipment for a gain in the same period of 2011. The well servicing operation uses the unit of production method of calculating depreciation while the other operating divisions within the Completion and Production Services segment use the straight-line method.

Precision Drilling Corporation        7

Segment Review of Corporate and Other

Precision views its corporate segment as support functions that provide assistance to more than one segment. The Corporate and other segment had an EBITDA loss of $21 million for the first quarter of 2012, in line with the prior year comparative period.

Other Items

Net financial charges were $22 million, a decrease of $21 million from the first quarter of 2011 due to the first quarter 2011 charge of $27 million for the make-whole premium from refinancing the previously outstanding $175 million 10% senior notes partially offset by higher long-term debt interest expense.

The Corporation had a foreign exchange loss of $5 million during the first quarter of 2012 due to the strengthening of the Canadian dollar versus the U.S. dollar and the impact on the net U.S. dollar denominated monetary position in the Canadian dollar based companies.

Precision’s effective tax rate on earnings before income taxes for the first quarter of 2012 was 23%.

Liquidity and Capital Resources

The oilfield services business is inherently cyclical in nature. Precision employs a disciplined approach to minimize costs through operational management practices and a variable cost structure, and to maximize revenues through term contract positions with a focus of maintaining a strong balance sheet. This operational discipline provides Precision with the financial flexibility to capitalize on strategic acquisitions and internal growth opportunities at all points in the business cycle.

Operating within a highly variable cost structure, Precision’s maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through Precision’s internal manufacturing and supply divisions. Expansion capital for new build rig programs requires two to five year term contracts in order to mitigate capital recovery risk.

Liquidity remains sufficient as Precision had a cash balance of $370 million and the US$550 million senior secured revolver (“Secured Facility”) remains undrawn except for US$23 million in outstanding letters of credit as at March 31, 2012. In addition to the Secured Facility, Precision has available $40 million in operating facilities which are used for working capital management and are undrawn except for $3 million in outstanding letters of credit.

As at March 31, 2012, the Corporation was in compliance with the covenants under the Secured Facility and expects to remain in compliance with such covenants and have complete access to credit lines during the remainder of 2012.

The current blended cash interest cost of Precision’s debt is approximately 6.6%.

Precision has designated its U.S. dollar denominated long-term debt as a hedge of its investment in its United States operations. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis.

8        Management’s Discussion and Analysis

Quarterly Financial Summary

(Stated in thousands of Canadian dollars, except per share amounts)
		2011		2012
Quarters ended	June 30	September 30	December 31	March 31
Revenue	$345,325	$492,944	$587,408	$640,066
EBITDA (1)	92,566	186,248	229,839	245,574
Net earnings:	16,403	83,468	28,046	111,081
Per basic share	0.06	0.30	0.10	0.40
Per diluted share	0.06	0.29	0.10	0.39
Funds provided by operations (1)	70,766	73,182	256,103	247,739
Cash provided by operations	176,312	20,281	218,857	162,440

		2010		2011
Quarters ended	June 30	September 30	December 31	March 31
Revenue	$261,828	$359,152	$435,537	$525,350
EBITDA (1)	60,125	112,607	144,518	186,411
Net earnings (loss):	(69,418)	56,286	(250)	65,560
Per basic share	(0.25)	0.20	–	0.24
Per diluted share	(0.25)	0.20	–	0.23
Funds provided by operations (1)	40,692	126,811	133,903	192,337
Cash provided by operations	143,001	67,575	75,064	117,322
(1) See “Additional GAAP Measures”.

Additional GAAP Measures
Precision uses certain additional GAAP measures that are not defined terms under International Financial Reporting Standards to assess performance and believes these measures provide useful supplemental information to investors. The following are the measures Precision uses in assessing performance.

EBITDA
Management believes that in addition to net earnings, EBITDA, as derived from information reported in the Interim Consolidated Statements of Earnings, is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange, how the results are taxed or how depreciation and amortization charges affect results.

Operating Earnings
Management believes that in addition to net earnings, operating earnings as reported in the Interim Consolidated Statements of Earnings is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange or how the results are taxed.

Funds Provided by Operations
Management believes that in addition to cash provided by operations, funds provided by operations, as reported in the Interim Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Precision’s principal business activities prior to consideration of working capital, which is primarily made up of highly liquid balances.

Precision Drilling Corporation        9